Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

College Coaching Network Inc.
12936 Craig ave
Grandview, MO 64030
https://collegecoachingnetwork.com/

Up to $249,991.74 in Common Stock at $10.91
Minimum Target Amount: $9,993.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: College Coaching Network Inc.
Address: 12936 Craig ave, Grandview, MO 64030
State of Incorporation: MO
Date Incorporated: December 19, 2016

Terms:

Equity

Offering Minimum: $9,993.56 | 916 shares of Common Stock
Offering Maximum: $249,991.74 | 22,914 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.91
Minimum Investment Amount (per investor): $109.10

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Tier 1 perk - ($500 + t-shirts)

Tier 2 perk - ($1000 + t-shirts)

Tier 3 perk - ($5,000+ Polo Shirt)

Tier 4 perk - ($10,000+ Polo Shirt + 5% bonus shares)

Tier 5 perk - ($25,000+ Polo Shirt + 10% bonus shares)

Tier 6 perk - ($50,000+ Polo Shirt+ 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

College Coaching Network will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.91 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,091. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

College Coaching Network was created to help students virtually navigate through the college planning process while using our virtual scholarship app. Our scholarship app provides 24/7 College & Career Readiness using Digital Human Technology and AI. Our on-demand classes provide video training, chat support, and access to scholarships. Students will have access to career assessment tests, essay writing assistance, ACT & SAT training and Financial Aid Endowment reports. Universities are expected to host booths in our virtual exhibit halls providing them a platform to engage with students and offer scholarships to deserving students.

College Coaching Network aims to revolutionize the guidance counseling experience through leveraging technology, social learning, and networking.

Our scholarship program was initially done as a pilot program with the YMCA. We won 6 awards with the YMCA and felt the need to reach more families with our knowledge of college and scholarship planning. Our quest to impact more families became the launching pad of our Edtech company. We pitched our idea to the Kauffman Foundations' "Digital Sandbox" program and won a $25,000 grant to launch our Edtech company.

Our app offers students access to 24/7 college and career coaching using Digital Human Technology and AI. Our scholarship fast-track program will allow students to interact with video training and live seminar classes.

Our marketing plan consists of using email marketing, pay-per-click advertising, event booths, trade shows, and human resource publication marketing. Each potential partner will go through a free automated webinar that will demo the program and lead them to a free trial offer for using the program for an introductory period. We plan to use an outside call center that will provide concierge services for all of our introductory partners and we plan to hire internal customer experience coordinators to ensure our customers receive a 5- star experience.

College Coaching Network was initially organized as College Coaching Network LLC, a Missouri limited liability company on December 19, 2016, and converted to a Missouri corporation on August 23, 2019.

Competitors and Industry

Our target market consists of individual students, High Schools, Youth Organizations,

and Employee Benefits programs.

Our program was not created to replace high school guidance counselors, but to offer them tools and resources they can plug their students into. This can reduce some of their workload and provides additional value to each student.

Youth organizations often work from tight budgets and often don't have the resources or manpower to create or maintain a scholarship program. College Coaching Network is a plug-and-play solution that they can use to provide college planning resources to their youth members.

Corporations today typically offer 529 plans to employees to help with college planning, but many employees are still pressured into utilizing their retirement resources to help their children obtain their dream of going to college. Offering a scholarship program to their employees makes employers more competitive in their employee benefits package. Having a unique benefits package helps companies retain key employees and helps reduce loans against their company's 401k plans.

Market Opportunity

The Edtech total market has over 16,000,000 million potential partners. Our total addressable market consists of 41.8 million targeted potential students. *

For school partners, we plan to focus on high schools.

For our HR sales channel, we plan to focus on companies that have 100-249 employees initially to avoid drawn-out sales cycles typical of larger businesses.

Lastly, we choose to target youth organizations that serve over 5,000 students to ensure that we target national youth organizations with a large enough footprint to effectively distribute our product.

Competitors

Our direct competitors consist of Platform Q Education, Career Cruising and Naviance. Our competitors focus on either education and training curriculum or reporting data for school administrators. We feel our platform was built from the perspective of the student experience first and the administrators second. The problem many of the facilitators teaching their curriculum encounter is the lack of student engagement. Our program is offered through the students mobile device to enhance student engagement.

In addition to our direct competitors, our biggest competition is the fact that many organizations aren't using any resources at all to assist students and parents with the college application process. College Coaching Network aims to find these organizations and educate them on the benefits of tech-enabled college planning.

* https://www.statista.com/statistics/183995/us-college-enrollment-and-projections-in-public-and-private-institutions/

Current Stage and Roadmap

Our go-to-market strategy has consisted of Facebook pay-per-click advertising and referrals, direct sales and networking events starting in the Kansas City, MO market. We are ready to scale through a national marketing campaign. Many of our national partners have locations beyond the demographic that we serve here in Kansas City and we are planning to onboard the other divisions of our existing partners as a first step in our expansion.

We also plan to launch a LinkedIn HR Marketing campaign along with a Facebook targeted referral campaign. These campaigns should drive traffic into our sales funnel that will allow potential partners to see a scripted webinar that will introduce our value to their organization.

The Team

Officers and Directors

Name: Claude Harris

Claude Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder-CEO
  Dates of Service: February 12, 2019 - Present
  Responsibilities: Plan and implement the vision of the company. Salary is 30k per year and my equity compensation is 80%.

Other business experience in the past three years:

- **Employer:** Commerce Bank
  Title: VP of Wealth Management
  Dates of Service: December 20, 2018 - September 01, 2020
  Responsibilities: Manage over 30 Million Dollars of Assets

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. The Company could encounter latency issues due to the number of users on our mainframe that could require additional support expenses.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Until we begin our marketing campaigns we won't know the true metrics of our ad spend, conversion, or customer life cycle numbers.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Our valuation is based upon the Digital Human Technology we have customized and developed with our tech team and the nationally recognized support team of Tom Corley and Comedian Eddie Griffin.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that

may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on College Coaching Network or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on College Coaching Network could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Claude Harris	450,000	Common Stock	81.82

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 22,914 of Common Stock.

Common Stock

The amount of security authorized is 600,000 with a total of 550,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of College Coaching Network, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $42,820.00
  Number of Securities Sold: 8,564
  Use of proceeds: Development of the App
  Date: December 09, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,100.00
  Number of Securities Sold: 200
  Use of proceeds: development of the app
  Date: March 02, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $26,180.00
  Number of Securities Sold: 2,618
  Use of proceeds: Development of technology and administration.
  Date: April 03, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $161,500, up over 100% compared to fiscal year 2019 revenue of $52,000. Our focus on more individual sales created greater profit margins for our business and escalated our sales cycle tremendously.

Cost of sales

Our cost of sales went unchanged due to our technology having a fixed cost for unlimited users.

Gross margins

Our gross margins in 2020 went up to 87% in comparison to our profit margin in 2019 due to an increase in our per-user cost of $5 in our group plan to $150 in our individual plan.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and licensing fees. Our marketing expenses increase considerably due to the change in our target market from B2B alone to B2C and B2B sales.

Conclusion: The pandemic caused us to pivot from working completely with school districts to working with individual students and families that increased our profit margins, reduced our sales cycle all while keeping our operating expenses at status quo.

Historical results and cash flows:

The Company is currently in the growth stage and generated $161,500 in total revenue in 2020. We are of the opinion that our historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Covid-19 variant may cause more families to explore virtual options like our scholarship app, and we could experience a demand surge untypical to the market trends. Past cash was primarily generated through working with B2B school districts and now we are using our B2C sales model as an additional revenue source for a quicker sales cycle and greater profit margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2021, the Company has capital resources available in the form of cash of approximately $30,000 from Mazuma Credit Union.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company in the long run. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $6,000/mo for expenses related to marketing, sales, and support.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 2 years. This is based on a current monthly burn rate of $6,000/mo for expenses related to marketing sales and support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,500.00

Valuation Details:

We value College Coaching Network at $6,000,500 based upon the intellectual property our company obtains with over 20 years of College & Career Readiness curriculum and mentorship.

Our ownership in the private customization of our digital human technology and contractual agreements between NY Times best-selling author Tom Corley and comedian Eddie Griffin create marketplace value from the perspective of their marketing, network and influence for our sales and marketing department. Our EdTech mobile app and user base enables us to offer additional products and services to our customer base.

Our product is out of beta and in the market with active users. We believe our raise will allow us to reach the next inflection point of a 3:1 to 5:1 ROI and a CAC (customer acquisition cost of $15-20 and will allow us to grow to over 100k users over the next 12 months. We believe that projected revenue could take our company to over 15,000,000 in revenue and at a 10X multiple could put our valuation over 100 million. Our valuation, we believe, is somewhat conservative in relation to our projections. Our goal is to help early investors obtain a greater % of equity before our valuation is adjusted to align with our earnings.

**The Company set its valuation internally, without a formal-third party independent*

evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  We are launching a national campaign to promote the release of our 24/7 Digital Human technology. We are expecting an ROI of 3:1 or 5:1 per ad spend.

- *Company Employment*
  20.0%
  Sales and support staff.

- *Working Capital*
  6.5%
  The working capital will give us a run rate of 12 months to implement our strategies and grow.

If we raise the over allotment amount of $249,991.74, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  52.5%
  We are launching a national campaign to promote the release of our 24/7 Digital Human technology. We are expecting an ROI of 3:1 or 5:1 per ad spend.

- *Company Employment*
  20.0%
  Staff and support.

- *Working Capital*
  24.0%
  This working capital will give us a run rate of 12 months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://collegecoachingnetwork.com/ (investor login page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/college-coaching-network

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR College Coaching Network Inc.

[See attached]

I, Claude Harris, the (Principal Executive Officers) of College Coaching Network, hereby certify that the financial statements of College Coaching Network and notes thereto for the periods ending 1-1-2019 through 12-31-2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $147,800; taxable income of $61,500 and total tax of $ $6,136.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the____________________

(Date of Execution). 7/23/2021

(Signature) DocuSigned by: claude harris 56F215D332E1430...

(Title) CEO/Founder

(Date) 7/23/2021

TABLE OF CONTENTS

College Coaching Network
Index to Financial Statements
(unaudited)

Snap Shot:**College Coaching Network**

FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow
AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2020

	Most recent fiscal year-2020	Prior fiscal year-2019
Total Assets	$69,500	$34,000
Cash & Cash Equivalents	$21,210.33	$13,716.63
Accounts Receivable	$0	$0
Short-term Debt	$0	$0.00
Long-term Debt	$0	$0
Revenues/Sales	$152,500	$52,000
Cost of Goods Sold	-$13,700	-$8,700
Taxes Paid	$6,136	$0.00
Net Income	$52,100.00	-$54,326

BUSINESS

Description of the Business

The Company trains students on how to find private scholarships, institutional scholarships and early college credits. Our program provides weekly essay writing assistance, software for automating the scholarship application process and podcast that helps students learn more about scholarship foundations. Our annual college fairs help students receive scholarships on the spot from college admissions advisors.

Business Plan

College Coaching Network was created to help students obtain private scholarships, institutional scholarships and early college credits. We work with school districts to purchase our program as an aid for school counselors. Our program is designed to provide 24/7 school counseling to students seeking college and career readiness support.

The Company's Products and/or Services

Product / Service	Description	Current Market
School district(s)	Private Community Built for Individual School District(s)	$5,000 for unlimited Students
Individual Plan	Individual Student Access	$150/year per user

We are currently working on a project with comedian Eddie Griffin and best selling author Tom Corley that will allow us to bring Digital Human technology to students while conducting a career assessment test. Our aim from the project will be to help students identify the cost of their ideal lifestyle and the best career path for them to fund it, our Wealth Assessment test will captivate students with digital engagement.

Director:

Claude Harris-CEO

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, January 2019 to Present

Secretary
The helps with organizing the company meeting minutes

Name
Roxanne Harris

Advisory Board
Shawn Brown

Employees/Independent Contractor
Micka Jones

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	600,000
Common Non Voting Shares Reg CF	These are similar to common voting shares but these shares have no right to vote during significant company events.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

As of December 31, 2020, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$40,000	Working Capital	November 2019	Regulation CF

(1) The Company's securities offering under Regulation Crowdfunding will resume on a registered funding portal. From June 20, 2021 to December 31, 2021,

Ownership
Claude Harris, 75% ownership,

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Claude Harris	75%

Income Statement College Coaching Network

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED December 31, 2019

	31 Dec 19
Revenue	
Grandview High School	1,500
Detroit Pal Police Athletic League	5,000
Afl-CIO labor Union	3,000
University Academy	3,500
Urban League	3,500
Urban Rangers	1,500
KCK Public Schools	4500
Individual Sales (23,000 Families)	23,466
College Planning Consulting Services. (Mary Jones, Blain Clark, Montgomery, Holly Jackson, Marcus Shephard)	6,034
Total Revenue	**52,000**
Less Cost of Sales	
Essay Writing Coaches Independent Contractors	2,000
Scholarship Research Team	4,000
Scholarship Foundation Podcast	2,700
Total Cost of Sales	**8,700**
Gross Profit	**43,300**
Operating Expenses	
Interest Expense	74
Business Expenses	
Marketing online Paid Ads	7,843
Ads Manager	10,000
Total Business Expenses	**17,843**
Operating Expenses	
Mobile App development Expense 6Connex	36,000
Micka Jones Independent Contractor	14,000
Netcapital Crowd Funding Platform	3000
Marketing Folders Vista pring	583

Rent	14,000
Business Usage cellphone 50% business usage $3,145	1,572.50
Equipment Servicing & Maintenance	700
Form C Filing Fee's SEC	2,500
Event Promotion for Equity offering	7,500
Total General Expenses	79,855.50
Net Income	**-54,472.50**

Income Statement

December 2020

Revenue

Grandview High School	1,500
Detroit Pal Police Athletic League	5,000
Afl-CIO labor Union	3,000
University Academy	3,500
Urban League	3,500
Urban Rangers	1,500
KCK Public Schools	4500
Center High School	5000
Palestine Church	1500
YMCA Young Achievers	2500
Union Mine High School	5,000
Koko High School	5,000
CASA High School	5,000
Paul Hastings Law Firm	20,000
Union Mine High School	5,000
Cairo High School	5,000
Youth Entrepreneurs	5,000
Big Brothers Big Sisters	5,000
Individual Sales (333 Families)	9000
College Planning & Financial Consulting Services. (Allianz)	66,000
Total Revenue	**6** **161,500**
Less Cost of Sales	
Essay Writing Coaches Independent Contractors	5,000
Scholarship Research Team	6,000
Scholarship Foundation Podcast	2,700
Total Cost of Sales	**13,700**
Gross Profit	**147,800**
Operating Expenses	
Interest Expense	234

DocuSign Envelope ID: D6C969AA-A34C-4674-A9EE-D34430B262EE

Business Expenses		
Marketing online Paid Ads		10,000
Ads Manager		13,000
Total Business Expenses		**23,000**
Operating Expenses		
Mobile App development Expense Socio		29,500
Micka Jones Independent Contractor		19,000
Netcapital Crowd Funding Platform		2100
Marketing Folders Vista pring		300
Rent		7500
Business Usage cellphone 70% business usage $3,145		2100
Equipment Servicing & Maintenance		700
Form C Filing Fee's SEC		2,100
Event Promotion for Equity offering	0	
Total General Expenses		86,300
Net Income		**61,500**

Balance Sheet

College Coaching Network
As of December 31, 2019

	DEC 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
Mazuma Bus Chcking - 4908	21,000
Paypal	1328.76
Total Cash and Cash Equivalents	21,578
Accounts Receivable	0
Total Current Assets	22,323.76
Fixed Assets	
Accumulated Depreciation:	0
Computer & Office Equipment	3500
Equipment	0
Leasehold Improvements	0
Less-Accumulated Depreciation: Equipment	
Total Fixed Assets	3500
Long Term Assets	
Security Deposit | Rent/Lease	0
Total Long Term Assets	0
Total Assets	0
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	0
Convertible Note - Tina Salsbury	10,000
Convertible Note - Claude Harris	40,000
Convertible Note -	0
Convertible Note -	0
Employee Reimbursement	0
Sales Tax	0
Total Current Liabilities	50,000
Long Term Liabilities	
Convertible Note: StartEngine	0
Total Long Term Liabilities	0
Total Liabilities	0

Balance Sheet

	DEC 31, 2019
Equity	
John Harris- Investment	12,500.00
Equity CF Common Stock Non Voting Rights	0
Current Year Earnings	(54,472.50)
Claude Harris	0
Investment	0
Owner's Capital: Owner's Draw	0
Owner's Capital: Owner's Investment	40,000
Retained Earnings	0
Shared Capital	0
Total Equity	
Total Liabilities and Equity	-1,972.50

Balance Sheet

CCN

As of December 31, 2020

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Mazuma Bus Chcking - 4908	22,000
Paypal	1398
Total Cash and Cash Equivalents	23,398
Accounts Receivable	0
Total Current Assets	23,398
Fixed Assets	
Accumulated Depreciation:	0
Computer & Office Equipment	3500
Equipment 5 flat screen tv's purchased december 2020	4723.13
Leasehold Improvements	0
Less-Accumulated Depreciation: Equipment	
Total Fixed Assets	8,223.13
Long Term Assets	
Security Deposit | Rent/Lease	0
Total Long Term Assets	0
Total Assets	0
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	C
Convertible Note - Tina Salsbury	10,00C
Convertible Note - Claude Harris	40,00C
Convertible Note -	C
Convertible Note -	C
Employee Reimbursement	C
Sales Tax	C
Total Current Liabilities	50,00C
Long Term Liabilities	
Convertible Note: StartEngine	0
Total Long Term Liabilities	0
Total Liabilities	0

Balance Sheet

	DEC 31, 2020
Equity	
John Harris- Investment	12,500.00
Equity CF Common Stock Non Voting Rights	40,000
Current Year Earnings	61,500
Claude Harris	0
Investment	0
Owner's Capital: Owner's Draw	0
Owner's Capital: Owner's Investment	40,000
Retained Earnings	0
Shared Capital	0
Total Equity	
Total Liabilities and Equity	204,000

Stock holders equity

Balance at December 31, 2019	-	$ -	$	-
Shares Authorized 600,000 Par value	600,000	1	600,000	
$1 per share				
Issuance of common stock non voting rights shares of stock 5,000 shares issued				
Balance at December 31, 2020				
Shares Authorized 600,000 Par value			600,000	-
$5 per shares				
Issuance of Common Stock non voting rights of stock shares 20,000 shares issued				
Capital contributions				
Net loss				
Balance at December 31, 2020	____			

NOTE 1: NATURE OF OPERATIONS

College Coaching Network, Inc. (the "Company"), is a corporation organized December 19, 2016 under the laws of Missouri. The Company converted from a LLC to a C-Corp 8/23/2019.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).
The Company adopted the calendar year as its basis of
reporting. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2010 and 2020, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

All vendors pay annually for services rendered.

Products/Inventory

The Company produces digital technology and provides a service based platform through a mobile app experience there is no physical inventory associated with our product or service.

College Coaching Network
Statement of Cash Flows
For the Year Ended 01/01/2019

Cash Flow from Operating Activities ………………………………Net Income -54,326
Cash Provided by/Used in Operating Activities………………………………………………………………………….. **-54,326**

Cash Flow from Investing Activities
Cash Provided by/Used in Investing Activities 0

Cash Flow from Financing Activities
Investment by Owner ……………………………………………………………40,000 **Cash Provided by Financing Activities 40,000**

Net Increase in Cash ………………………………………………..……………..-14,326

Beginning Cash Balance …………………………………………………………...40,000

College Coaching Network
Statement of Cash Flows
For the Month Ended 01/01/2020

Cash Flow from Operating Activities …………………………………Net Income 52,100
Cash Provided by/Used in Operating Activities

Cash Flow from Investing Activities
Cash Provided by/Used in Investing Activities

Cash Flow from Financing Activities
Cash Provided by Financing Activities 0

Net Increase in Cash …………………………………………………………...52,100

Beginning Cash Balance ……………………………………………………………..-41,326

Cash at 01/01/2021 ……………………………………………………………………$37,774

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

College Coaching Network

Digital Human Scholarship Coaching


COLLEGE COACHING NETWORK
Over 20 Years of Experience | Locally Owned | Established in 2008

Website · Grandview, MO · SPORTS

$0.00 raised

0 Investors	$6M Valuation
$10.91 Price per Share	$109.10 Min. Investment
Common Shares Offered	Equity Offering Type
$250K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

The average amount of time students spend with their school counselors is 38 minutes over their entire tenure in high school. Many don't receive the guidance and support necessary during critical decision points of their lives because there are too many students and not enough time. Some states have ratios in excess of 1000:1. College Coaching Network's revolutionary digital human technology puts a college and career coach in a student's hand 24/7.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We are taking over the $76.4 billion EdTech industry, servicing the 41.8 million high school and college students in the US and 5.3 international.
- UneeQ, our innovative Human Artificial Intelligence software, provides Virtual School Counseling and Virtual Scholarship Coaching to students everywhere.
- We have a strong leadership team with the necessary experience to bring our vision to life. Our CEO Claude Harris is a former wealth manager, and our director of operations Micka Jones brings 17 years of customer retention experience.

SINCE OUR LAST RAISE

Potential Growth and Exciting Partnerships

Since our last offering, College Coaching Network has been extremely busy reaching multiple milestones.

Our new corporate sponsors program has supported over **4,000 new students**. We have also created a national **Scholarship Foundation Podcast** allowing our students to learn more about local and national scholarships and grants.

Rewards

Get rewarded for investing more into College Coaching Network:

$109+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1 perk
($500 + t-shirts)

$1,000+
Investment
Tier 2 perk
($1000 + t-shirts)

$5,000+
Investment
Tier 3 perk
($5,000+ Polo Shirt)

$10,000+
Investment
Tier 4 perk
($10,000+ Polo Shirt + 5% bonus shares)

$25,000+
Investment
Tier 5 perk
($25,000+ Polo Shirt + 10% bonus shares)

Meanwhile, we have added a **Digital Human tech team** to our platform, enhancing our student experience and increasing student engagement through our new "Edutainment" platform. Recognized faces like Comedian Eddie Griffin have agreed to become a digital scholarship coach helping students stay engaged through our "Edutainment" Platform.



Eddie Griffin Big project
Copy link
Watch on YouTube

We have also partnered with Infinite Scholars to provide a national College Fair to HyVee Arena.





+
INFINITE
SCHOLARS
"The Possibilities are Infinite"

We have partnered with author Tom Corley "Rich Habits" to create one of the first Digital Human AI Career/Financial Assessment Test while also joining our Digital Human tech team.



THOMAS CORLEY
Author of "Rich Habits" & part of our Digital Human tech team

And we have secured a new office facility!

$50,000+
Investment

Tier 6 perk

($50,000+ Polo Shirt+ 15% bonus shares)

THE PROBLEM

Counselor Shortage Leads to Missed Opportunities for Students

In the US, students only receive an average of 38 minutes with their school counselor over their entire four years of high school. (Source) For every guidance counselor in the country, there are 480 students. Parents are desperate for better solutions to help their children with college decisions.

LACK OF GUIDANCE

Guidance counseling isn't enough

475:1 RATIO
Student to Guidance Counselor

38 MINUTES
4 Years of Guidance

$2.3 BILLION
Unclaimed Scholarships

* *Source*

This lack of support results in $2.3 billion in unclaimed scholarships and contributes to the $1.6 trillion student debt crisis. (Source)

RISING COLLEGE COST

Student loan debt is out of control

500%
Rising College Costs

$5,000
Annual Family Savings

$1.6T
Student Loans

1. The costs of college have skyrocketed since 1982.
2. But the annual family savings has not kept up.
3. Forcing a majority of students to take out student loans.

* *Source*, *Source*, *Source*

THE SOLUTION

Using Digital Human Technology to Equip Students for Success

College Coaching Network was founded with the vision of providing students with access to their school counselors 24/7 using digital human technology. We use our technology-based solution to help students navigate through the college and career readiness process.

Through our platform, students gain access to an AI powered experience that recreates traditional human interaction. Our Digital Human Coach has been uploaded with 10's of thousands of hours of college and career best practices to help students in Finding Scholarships, improving ACT/SAT test performance, writing essays for admissions and scholarships, Virtual College Tours, applying for Financial Aid, Money Management and even more.



Imagine 24/7
Digital Scholarship Coaching



Introducing Digital Einstein
UNEEQ

THE MARKET

A Massive Market Serving Students Everywhere

The EdTech industry is valued at $76.4 billion. Currently, there are 16.9 million students between public and private high schools, 19.6 million students in pursuit of their undergraduate degree, and an additional 5.3 million international students seeking funding for college.



MARKET OPPORTUNITY
41.8 Million
Potential Students
EdTech National Market
3%
Potential Market Share
1.25 Million Targeted Goal
Potential Customers
16.9 Million High School
Public and Private
19.6 College Students
Undergrad students
5.3 Million International Students
Global Students

*Source

With a total addressable market of 41 million students, our goal is to acquire a 3% market share within the next 3-5 years. Our business model previously consisted of charging school districts 5k to utilize our platform. With the emergence of Covid-19, the market demand for virtual scholarship training spiked and we had to pivot from a B2B company to a B2C and B2B company. Our new SaaS model provides students access to a 12-month membership subscription for only us $300/year. With the goal of reaching 1.25 million students, our revenue could reach $375 million.



41 Million Students
TAM
1.25M Students
3-5yr Goal (SaaS)
$300/yr per user

OUR TRACTION

A Fast-Growing Community of Users and Strong Partnerships

Since our launch, we have experienced tremendous growth, now with **43,000 students** currently accessing our program.



43,000

students using our program


COLLEGE COACHING NETWORK
Thank you for the memories!
Grand Opening Event

We currently partner with Sallie Mae to provide private scholarships, as well as the following foundations and individuals:

- the Coca Cola Foundation
- AFL CIO Labor Union
- Big Brothers Big Sisters
- Tom Corley, Author of Rich Habits
- Comedian Eddie Griffin
- Former Tampa Bay Buccaneers receiver Frank Murphy
- And more!

WHAT WE DO

A Simple Three Step System to Get Students Ahead

Our three-step approach connects students to opportunities already available to them that they often otherwise miss because of a lack of support. We guide students towards three primary areas: private scholarships, institutional scholarships, and early college credits.


Welcome to College Coaching Network!!
Copy link
Watch on YouTube

Step 1: Private Scholarships

Our platform assists students in finding private scholarships. Through our partnership with Sallie Mae, our students gain access to $24 billion in combined private scholarships.


Scholarship Search
by Sallie Mae
SallieMae
$24
Billion
in combined
scholarships

We connect students to all additional scholarship aggregator databases out there so no opportunity goes to waste. In addition, our scholarship foundation podcast gives our students access to various local and national charity driven scholarships that are often overlooked.

Step 2: Institutional Scholarships

The average student that fulfills the admissions criteria to attend prestigious, top-tier universities frequently opt-out of applying because they are petrified by the sticker price, even though these schools have massive endowments and robust aid programs.


We help you leverage award letters from other schools to get
MORE MONEY
at your top choice.

College Coaching Network teaches students how to leverage the award letters that they have received from their second or third choice college as a means of negotiation with their top schools.

This technique has proven to help students obtain greater financial aid in the form of scholarships and lessens the burden of student loan debt.

Step 3: Early College Credits

We educate students on the various ways that they can obtain their high school diploma and simultaneously acquire an Associate Degree. Students in our program are taught about Advance Placement (AP) classes and Dual Credit courses.



AP classes increase a student's probability of acceptance into Ivy League universities and schools of high distinction because of the rigorous work they require. Meanwhile, dual credit courses allow a student the opportunity to work with a community college to obtain their associates degree along with their high school credit.

We educate our students on the distinctions between these two programs to ensure that they can take full advantage in a way that can greatly impact their futures. By engaging in these opportunities, parents can significantly reduce the burden of college cost by up to 50% at a fraction of the cost.

Our Go-To-Market Strategies

We geo-target our audience by primarily using social media marketing campaigns. Our target market entails parents with students between the ages of 13-18 domestically and internationally. Our FB marketing ads manager focus' keeping our CAC (Customer Acquisition Cost) between $15-25 per customer and a ROI of 3:1-5:1 per campaign. Utilizing Facebook and automated email marketing campaigns we believe we could capture 5-7% market share and acquire of 1 million students in the next 3 years or less paying $300/year for access to our program.

SOCIAL MEDIA MARKETING

Focus On Targeting Parents

JOIN GRIN

Create An Influencer Marketing Program

We also plan to launch an affiliate network where influencers can promote our offering. We will also join Grin, the #1 influencer marketing program, to contract influencers to promote our brand and generate organic traffic to our sales funnels.

In addition, we have contracts with comedian Eddie Griffin and New York Times best selling author Tom Corley.

Helping Students Find their Perfect Path

Our Wealth Pathway Assessment project will give students the opportunity to discover their own wealth blueprint. Our assessment will allow students to envision the future they are best equipped for educationally, emotionally, financially and commutatively.


Discover your own
WEALTH
BLUEPRINT

We are launching this assessment in partnership with New York Times Best-Selling author Tom Corley, whose extensive research has identified the principles that can help create wealth in the life of anyone willing to commit to applying his proven principles.

We want our students to discover how they are wired for financial success before they choose their career path. For example, some students will not thrive at a 9-5 job but are wired to start their own businesses. Our program will help students identify their true path to wealth and will provide them a roadmap on how to turn their dreams into reality.

WHY INVEST

Help Revolutionize The College & Career Readiness Process!

Your investment in the College Coaching Network will help millions of students receive 24/7 College and Career Readiness Support. Our potential is endless with only 7% market share in the edtech space and 80% profit margins the ROI is endless.


We are working to end
STUDENT
LOAN DEBT

Students need a community that can help them make decisions about their future that won't lead to crushing debt.

With 43,000 students already using our platform and a number of exciting upcoming partnerships, we are ready to disrupt the multi-billion EdTech industry and change the lives of millions of students for the better.

43,000
STUDENT USERS
On Our Platform
To Date

EXCITING
PARTNERSHIPS
Eddie Griffin
Tom Corley

$BILLION
INDUSTRY
$76.4B EdTech
Industry ripe for
disruption

An investment in College Coaching Network gives students a fighting chance at bringing their college and career goals to life.

Meet Our Team

Offering Summary

Company	College Coaching Network Inc.
Corporate Address	12936 Craig ave, Grandview, MO 64030
Offering Minimum	$9,993.56
Offering Maximum	$250,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	916
Maximum Number of Shares Offered	22,915
Price per Share	$10.91
Pre-Money Valuation	$6,000,500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Tier 1 perk - ($500 + t-shirts)

Tier 2 perk - ($1000 + t-shirts)

Tier 3 perk - ($5,000+ Polo Shirt)

Tier 4 perk - ($10,000+ Polo Shirt + 5% bonus shares)

Tier 5 perk - ($25,000+ Polo Shirt + 10% bonus shares)

Tier 6 perk - ($50,000+ Polo Shirt+ 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

College Coaching Network will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.91 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,091. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow College Coaching Network to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
Could you imagine that it costs over $233,000 just to raise your child up to the age of 17? That's before college. When your children go to college, you're going to spend between 125 to 160,000 just to send your kids for post-secondary education. That's the reason why we've seen so many families incurring student loan debts. Now, a lot of the problems that we see with families is they're trying to find a way to pay for college. Well, College Coaching Network offers a virtual scholarship program that allows you guys to get very engaged in what we do.

Speaker 1:
The first thing we do is we help students and families find private scholarships. We have over $24 billion in private scholarships. We also help students with endowments, going through the institutional scholarships, and tapping into those humongous endowment funds that are out there. Also, we help the students with early college credits, with dual college credits, AP classes, graduate from high school with your associate's degree and your high school diploma. Holly received $57,000 by going through our program and our partnership with Infinite Scholars. Here are some student testimonials.

Speaker 2:
Hi, my name is [inaudible 00:01:04] Francois. I go to Boyd H. Anderson High School, and at this college fair, I was offered a scholarship from Talladega College and I got 6,000 over year. Delaware State, I got 15,000 per year. For Grambling State I got $36,000.

Speaker 3:
Congratulations, young lady.

Speaker 2:
Thank you.

Speaker 3:
All right, all right. Who else do we have over here?

Speaker 4:
Hi, my name is Marvley. I also go to Boyd Anderson High School. I got a scholarship from Delaware State University, full tuition, over $16,000 a year, and also Talladega College, which is over $6,000 a year.

Speaker 3:
Congratulations, young lady. All right, all at the Infinite Scholar fair, huh?

Speaker 4:
Yes.

Speaker 3:

Congratulations guys.

Speaker 4:
Thank you.

Speaker 1:
We're so excited about our partnership with Infinite Scholars. One of our students walked into the fair and received $1 million in scholarships. Our essay coaches are here to make sure you can maximize those scholarship opportunities, and we work with local foundations like the Coca-Cola Scholars Foundation to help you tap into more scholarships. We want you to maximize scholarships and eliminate student loan debts, when you go through the College Coaching Network Program.

Speaker 1:
Now, you have 52 weeks of scholarship mentorship that you'll get through our program, and you're going to have access to all of this information for $300 a year. Guess what? We're going to do a 50% discount. Yes, I said that correct. A 50% discount, taking that price down to only $150. When you go through the program, you're going to have 52 weeks of scholarship essay coaching. You're going to have access to $24 billion in private scholarships through our partnership with Sallie Mae, and you're going to have access to our virtual community. Our industry professionals, our podcasts, and all the things we do are here to make sure that you guys can maximize scholarship opportunities in a virtual environment and minimize student loan debts.

Speaker 1:
Grateful for your support. Join our community today

<u>CCN Digital Human Investment Video</u>

Only 38 minutes; that's the average time a high school student receives them college and career counseling. School counselors are overwhelmed with too many students and spend most of their time dealing with social and mental health issues, so parents are desperate for better solutions to help their child with college decisions. They want a real solution that will put their child on the path to a better life.

Imagine, helping millions of students receive 24/7 college and career readiness support. College Coaching Networks revolutionary digital human technology puts a college and career coach in a student's hand, 24/7. Our digital human coach has been uploaded with tens of thousands of hours of college and career best practices, to help students in finding scholarships, improving ACT and SAT test performance, writing essays for admissions and scholarships, virtual college tours, applying for financial aid, money management, and even more.

Our community provides live networking events, direct access to experienced mentors and college admissions advisors, but it gets even better. We've also enlisted top experts and celebrities. New York Times bestselling author, Tom Corley has partnered with College Coaching Network to help students discover their best path to creating wealth.

Recognized faces like comedian Eddie Griffin, have agreed to become a digital scholarship coach, helping students stay engaged through our edutainment platform. It's time to revolutionize the college and career readiness process. Invest in College Coaching Network today.

Eddie Griffin Big project

Take a look at it. I don't know if Eddie is settling back into the pose.

Uh, it looks good.

It looks good? All right. Awesome. All right, selfie time.

All right.

You're going to do a couple more. And when you're done...

Mm-hmm (affirmative).

... and you have the dots on your face, um, I'll take shots of you outside the ring looking in.

Mm-hmm (affirmative).

Because you're not going to be able to explain it to anybody. Don't even try.

All I got to say is that I'm up to something. We're up to something. You're probably wondering what this is all about. You'll never know.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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